Exhibit 99.1

Caledonia Mining Corporation Plc

Record Gold Production in Q3 2017

(NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL)

St Helier, October 5, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces record quarterly gold production from the Blanket Mine (“Blanket”) in Zimbabwe for the quarter ended September 30, 2017 (“Q3 2017” or the “Quarter”). All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.

Approximately 14,389 ounces of gold were produced during the Quarter, a new quarterly production record for the mine. Production in the Quarter was 15 per cent higher than the previous quarter (Q2 2017) and 7 per cent higher than the corresponding quarter of 2016 (Q3 2016). The improvement in production in the third quarter is expected to continue into the fourth quarter. The Directors of Caledonia are pleased to be able to narrow the range of the 2017 production guidance from 52,000 to 57,000 ounces to a range of between 54,000 and 56,000 ounces. Caledonia remains on track to achieve its production target of 80,000 ounces in 2021.

Commenting on the production for Q3 2017, Steve Curtis, Chief Executive Officer, said:

“We are very pleased to have achieved yet another production record at Blanket, which surpasses the previous production record of 13,591 ounces set in the fourth quarter of 2016. The Q3 2017 production of 14,389 ounces is a commendable achievement for which I would like to acknowledge the hard work and dedication of our technical and production staff.

The first half of 2017 presented Caledonia with some significant operating challenges which adversely affected production. In May 2017 it was announced that our technical team was implementing various remedial measures aimed at alleviating the operating challenges and improving the reliability of our underground infrastructure. I am pleased to confirm that these measures implemented in the last three months have had the desired effect and have resulted in an improvement in both tonnage and grade at Blanket with associated higher production for the Quarter.

We are also pleased that the initiatives introduced to focus on the safe effective production of gold have been adopted fully by the Blanket work force.

We expect these improvements to continue into the fourth quarter and as a result we have tightened our production guidance for the full year to 54,000 ounces to 56,000 ounces. We remain confident of achieving our long-term production target of 80,000 ounces in 2021 as the Central Shaft project continues to progress well.”

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe (“Blanket”). Caledonia’s shares are listed on the NYSE American as “CMCL” and on the Toronto Stock Exchange as “CAL”; and depository interests representing the Company’s shares are admitted for trading on AIM of the London Stock Exchange plc as “CMCL”.

At 30 June 2017, Caledonia had net cash of US $10.8 million. Blanket plans to increase production from 50,351 ounces in 2016 to approximately 80,000 ounces in 2021; Blanket’s target production for 2017 is between 54,000 and 56,000 ounces. Caledonia expects to publish its results for the quarter to September, 30 2017 on or about November 15, 2017.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occur,; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.